Rancho Affordable Living, LLC Pro Forma and Project Costs Breakdown		
Item	**Fee Value**	
Project Costs	$1,235,000	
Building Purchase	$950,000	
Closing Costs	$3,000	
Soft Costs	$32,300	
Hard Costs	$249,800	
Total Project Costs	**$1,235,000**	
**Sponsors Investment	$180,000	
Equity	$1,055,000	
Total Sources	**$1,235,000**	